ETF Series Solutions
615 East Michigan Street | Milwaukee, Wisconsin 53202
September 15, 2025
Jeffrey A. Foor
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	ETF Series Solutions (the “Trust”) Defiance Drone and Modern Warfare ETF (the “Fund”) File Nos. 333-179562 and 811-22668
Dear Mr. Foor:
This correspondence responds to comments that the Trust received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) with respect to Post-Effective Amendment No. 1027 to the Trust’s Registration Statement on Form N-1A filed on July 11, 2025 (the “Amendment”) with respect to the Fund, a series of the Trust. For your convenience, the comments have been reproduced with a response following each comment. Capitalized terms not otherwise defined have the same meaning as in the Amendment.
For your convenience, the comments have been reproduced with a response following each comment.
Comment 1.    The Staff notes that the Fund’s investment objective states that the Fund “seeks to track the total return performance, before fees and expenses, of the BITA Drone & Modern Warfare Select Index (the “Index”).” First, please define “total return” in the Fund’s Prospectus. Second, since the goal of the Fund is to track the Index, specifically the total return performance of the Index, please confirm that the Index would capture both price movement and dividend movement.

Response:    The Registrant has added the following sentence to the end of the Index description in the Fund’s Principal Investment Strategies section:

The Index’s total return performance reflects the price movement of Index constituents, reinvestments of cash, and special dividend distributions, but does not reflect deductions due to taxes.

The Registrant confirms that the Index captures both price movement and dividend movement.

Comment 2.    With respect to the Principal Investment Strategies section of the Fund’s Prospectus, the Staff notes that the following is stated under the description of the BITA Drone & Modern Warfare Select Index, “The Index seeks to track the performance of companies that are publicly traded on recognized global exchanges in developed markets and generate significant revenue from the modern warfare industry.” However, the Staff further notes that subsequent disclosure in that same paragraph states, “The companies included in the Index are screened semi-annually from the universe of globally-listed stocks (including in emerging markets) by BITA GmbH (“BITA” or the “Index Provider”).” First, please clarify what appears to be inconsistent disclosure regarding whether the constituent companies of the Index are publicly traded in developed market exchanges and/or emerging markets. Second, please clarify whether the Index may include emerging market stocks.

Response:     The Fund’s Index Methodology and Prospectus have been revised to clarify that only securities listed on developed market exchanges are eligible for selection in the Index and that the Index will not include emerging market stocks. Accordingly, the Registrant has removed all references to emerging markets from the Fund’s Prospectus.

Comment 3.    With respect to the Fund’s 80% investment policy, the Staff notes that the Fund “invests at least 80% of its net assets (plus borrowings for investment purposes) in Modern Warfare Companies (as defined above).” The Staff further notes that subsequent disclosure in the Fund’s Prospectus states:

The Index seeks to track the performance of companies that are publicly traded on recognized global exchanges in developed markets and generate significant revenue from the modern warfare industry. The Index consists of companies that have a combined exposure of at least 30% to military drones, Artificial Intelligence (“AI”)-driven warfare and military information technology, electronic and communication warfare solutions, space warfare, military satellites and missile solutions, military cybersecurity, autonomous driven vehicles, and robots used for military purposes (collectively, “Modern Warfare Companies”).

First, please clarify the use of “Drone” in the Fund’s name since there is no mention of “Drone” in the Fund’s 80% investment policy but “drones” are mentioned in the definition of “Modern Warfare Companies.” Second, please clarify the meaning of “combined exposure.” More specifically, (i) How is “exposure” measured (i.e. revenue, profits, etc.)? and (ii) Does “combined” mean that each constituent company in the Index must meet a certain test to be included in the Index or are constituent companies viewed collectively?

Response:    First, the Registrant has replaced the term “Modern Warfare Companies” in the Fund’s 80% investment policy with “Drone and Modern Warfare Companies” to better align the Fund’s 80% investment policy with the Fund’s name and strategy.

Second, the Fund’s Index Methodology and Prospectus have been revised to clarify that each Index constituent must derive at least 50% of its total revenue from one or more of the following advanced capability areas within the drone and modern warfare industry: military drones; artificial intelligence (“AI”)-driven warfare and military information technology; unmanned systems; electronic and communication warfare solutions; intelligence, surveillance, reconnaissance (“ISR”); space warfare, military satellites and missile solutions; military cybersecurity; and military robotics.

In addition, the Registrant has revised the first two sentences of the Index description in the Fund’s Principal Investment Strategies section as follows (changes noted in bold):

The Index seeks to track the performance of companies that are publicly traded on recognized global exchanges in developed markets and generate significant revenue from the drone and modern warfare industry. Each Index constituent must derive at least 50% of its total revenue from one or more of the following advanced capability areas within the drone and modern warfare industry: military drones; artificial intelligence (“AI”)-driven warfare and military information technology; unmanned systems; electronic and communication warfare solutions; intelligence, surveillance, reconnaissance (“ISR”); space warfare, military satellites and missile solutions; military cybersecurity; and military robotics (each, a “Drone and Modern Warfare Company”).

Comment 4.    With respect to the same section of the Fund’s Prospectus referenced in Comment #2 above, the Prospectus states, “At the time of each rebalance and reconstitution of the Index, each Modern Warfare Company is ranked by its free-float market capitalization. The maximum weight for any single stock is 7%.” Please provide an estimated range for the maximum weight for any single stock rather than a percentage.

Response:    The Registrant has replaced the referenced sentence from the Fund’s Principal Investment Strategies section with the following, which better reflects the language of the updated Index Methodology:

At the time of each rebalance and reconstitution of the Index, each Drone and Modern Warfare Company is weighted according to its free-float market capitalization. After applying minimum liquidity thresholds, the Index caps the weight of any single Drone and Modern Warfare Company at 10%. The Index further limits the cumulative weight of all Index constituents representing more than 5% of the Index to 45% of the total Index weight.

With respect to the maximum weight of any single Index constituent, the Registrant has disclosed the Index capping restraints set forth in the Index Methodology. As of the date of this letter, no single Drone and Modern Warfare Company has a weight exceeding 10% of the Index’s total weight.

Additionally, we would like to inform the Staff that the Fund and the Fund’s adviser plan to apply for exemptive relief from the SEC for a Manager-of-Managers Order. Accordingly, the Fund’s Registration Statement filed pursuant to Rule 485(b) under the Securities Act of 1933 will reflect disclosure regarding the prospective exemptive relief in the Fund’s Prospectus.

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If you have any questions or require further information, please do not hesitate to contact me at rachel.spearo@usbank.com.
Sincerely,
/s/ Rachel A. Spearo
Rachel A. Spearo
Interim Secretary